SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 29, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces a private issuance in Israel of the company's debentures (Series G)

PARTNER COMMUNICATIONS ANNOUNCES A PRIVATE
ISSUANCE IN ISRAEL OF THE COMPANY'S DEBENTURES
(SERIES G)

ROSH HA'AYIN, Israel, June 29, 2020 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that the Company’s Board of Directors approved on June 28, 2020 the Company entering into an agreement with a number of investors that belong to the investors specified in the First Schedule of the Securities Law, 5728-1968 (the "Offerees" and the "Israeli Securities Law", respectively), according to which the Company has undertaken to issue to the Offerees and the Offerees have undertaken to irrevocably purchase from the Company, as part of a private placement, NIS 300,000,000 par value of additional Series G debentures, that will be issued by way of a series expansion (the "Additional Series G Debentures" and "the Private Placement", respectively).

The price set in the Private Placement is NIS 1,048 for each NIS 1,000 par value of the Series G debentures of the Company and for a total consideration of NIS 314,400 thousand.

The Private Placement is conditional upon the fulfillment of all of the following preconditions: (a) receipt of the Tel Aviv Stock Exchange Ltd.'s approval for the listing of the Additional Series G Debentures for trade; (b) receipt of approval of the rating agency to execute an expansion of the Series G debentures; (c) receipt of the Tax Authority's approval regarding the discount fee, insofar as such approval will be required and (d) receipt of all other approvals required for the expansion of the series in accordance with the conditions of the deed of trust of the Series G debentures (as defined below).

2

The Series G debentures were first listed for trade in accordance with the Company's shelf prospectus dated June 13, 2018, according to which the period to offer securities was extended to June 12, 20211, and a shelf offering report dated January 3, 2019 (reference number (2019-02-001051) and pursuant to a deed of trust dated January 2, 2019, signed between the Company and Hermetic Trust (1975) Ltd. ("the Trustee" and the "Deed of Trust", respectively).

As of the date of this report, the total nominal value of the Series G debentures in circulation is NIS 449,924,2002, and upon completion of the Private Placement, the total nominal value of the Series G debentures will be a total amount of NIS 749,924,000 par value.

The Additional Series G Debentures that will be issued to the Offerees will have identical conditions and rights in all respects to the existing Series G debentures, and will constitute one series for all intents and purposes together with the Series G debentures in circulation. The Deed of Trust will apply to the Additional Series G Debentures and will be effective as of the date of their issuance, as are the existing Series G debentures.

The Additional Series G Debentures that will be issued by virtue of the Private Placement, will be issued above their adjusted value that is as of June 28, 2020, 100.04 agorot, for each NIS 1 par value, and therefore, will be issued with no discount.

As of the date of this report, and prior to the execution of the Private Placement, the weighted discount rate of the Series G debentures is 1.227%. After the Private Placement, the weighted discount rate for all Series G debentures will be 0.776%.

The Additional Series G Debentures, after their allotment, will be subject to resale restrictions in accordance with Section 15C of the Israeli Securities Law and the provisions of the Securities Law Regulations (details regarding sections 15A to 15C of the law), 2000.

The proceeds of the issuance, to the extent that the preconditions are fulfilled, is mainly intended for early repayment of the Company's debt through full or partial redemption of other debenture series. The purpose of the issuance is to strengthen the Company's debt structure by extending its debt duration.

1 For details see the Company's immediate report dated June 7, 2020 (reference number: 2020-02-050926).
2 In addition, the Company issued untradeable option warrants exercisable for Series G debentures (the "Options"), and as of the date of the report, the Company's equity includes NIS 100,910,400 par value of Options, exercisable for NIS 100,910,400 par value of Series G debentures. In addition, as of this date, out of the total amount of the said Options, the Company received exercise notices for NIS 12,200,000 par value of Options, which will be exercised for the Series G debentures on July 1, 2020.

3

S&P Global Ratings Maalot Ltd. ("S&P Maalot") issued today an 'ilA+' rating for the private placement of NIS 300,000,000 par value of additional Series G debentures,that will be issued by way of a series expansion.

For further information see S&P Maalot's report dated June 29, 2020 on:
https://mayafiles.tase.co.il/rpdf/1304001-1305000/P1304782-00.pdf or their informal English translation that will be attached to the Company's immediate report on Form 6-K to be furnished to the U.S. Securities and Exchange Commission later today.

It is emphasized that as of the date of the report, there is no certainty that the Private Placement will be executed and it is subject to the receipt of all required legal approvals.

This immediate report does not constitute an offer to the public for the purchase of the Company's securities or an offer to the public to sell or solicit an offer with respect to the Company's securities.

This report does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. There will be no public offering of the securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of the various states in the United States. The securities may only be offered or sold outside of the United States in offshore transactions in compliance with Regulation S under the U.S. Securities Act and subject to applicable law or pursuant to another exemption from, or in transactions not subject to the registration requirements of the U.S Securities Act.

For additional details regarding the Company's Series G, see the Company's Shelf Offering Report published on January 3, 2019 on Form 6-K at:

https://www.sec.gov/Archives/edgar/data/1096691/000117891319000035/zk1922436.htm or https://mayafiles.tase.co.il/rpdf/1206001-1207000/P1206884-00.pdf and see the Company's Annual Report on Form 20-F for the year ended December 31, 2019-"Item 5B. Liquidity and Capital Resources".

4

Forward-Looking Statements

This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including our plans to undertake the Private Placement and the use of proceeds therefrom, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For more details regarding the above mentioned risks, uncertainty and other risks that the Company faces, see sections "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 and the Company's reports (on Form 6-K).

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

5

Partner Communications Co. Ltd.

June 29, 2020

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 300 Million Par Value

Primary Credit Analyst
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on June 29, 2020, the Hebrew version shall apply.

1 | June 29, 2020	New Issuance

Partner Communications Co. Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 300 Million Par Value

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 300 million par value to be issued by Partner Communications Co. Ltd. (ilA+/Negative) through the expansion of Series G. The proceeds from the issuance will be used mainly for debt prepayment through full or partial repayment of another debt series.

We acknowledge a high degree of uncertainty about the evolution of the coronavirus pandemic. The consensus among health experts is that the pandemic may now be at, or near, its peak in some regions, but will remain a threat until a vaccine or effective treatment is widely available, which may not occur until the second half of 2021. We are using this assumption in assessing the economic and credit implications associated with the pandemic (see our research on S&P Maalot website and S&P Global Ratings website). As the situation evolves, we will update our assumptions and estimates accordingly.

For additional information on the rating and for other regulatory requirements, see our rating report dated August 5, 2019.

2 | June 29, 2020	www.maalot.co.il

Partner Communications Co. Ltd.

Rating Detail (As of 29-June-2020)

Partner Communications Co. Ltd.
Issuer Credit Rating(s)
Long Term	ilA+/Negative

Issue Rating(s)
Senior Unsecured Debt
Series D, F, G	ilA+

Rating History
Local Currency Long Term
August 05, 2019	ilA+/Negative
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	08:48 29/06/2020
Time when the analyst first learned of the event	08:48 29/06/2020
Rating requested by	Issuer

3 | June 29, 2020	www.maalot.co.il

Partner Communications Co. Ltd.

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4 | June 29, 2020	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: June 29, 2020